Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 9/30/2017

($000’s)

9/30/2017
Assets
Cash and Balances Due From Depository Institutions	$ 20,502,653
Securities	110,797,206
Federal Funds	24,647
Loans & Lease Financing Receivables	277,953,611
Fixed Assets	4,538,527
Intangible Assets	12,820,876
Other Assets	25,614,306
Total Assets	$452,251,826

Liabilities
Deposits	$353,914,855
Fed Funds	992,263
Treasury Demand Notes	0
Trading Liabilities	989,885
Other Borrowed Money	31,965,947
Acceptances	0
Subordinated Notes and Debentures	3,300,000
Other Liabilities	14,438,977
Total Liabilities	$405,601,927

Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	31,565,657
Minority Interest in Subsidiaries	799,127
Total Equity Capital	$46,649,899

Total Liabilities and Equity Capital	$452,251,826

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